December 12, 2008

B. Rama Raju
Managing Director and Chief Executive Officer
Satyam Computer Services Limited
Satyam Infocity, Unit 12, Plot No. 35/36
Hi-Tech City, Survey No. 64, Madhapur
Hyderabad 500081, Andhra Pradesh, India

> **Re:** **Satyam Computer Services Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2008**
> **Filed August 8, 2008**
> **File No. 1-15190**
> **Response Letter Dated November 26, 2008**

Dear Mr. Raju:

We have reviewed your response letter dated November 26, 2008, and we have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 of our November 12, 2008, letter. Please describe, if applicable, any business contacts that you reasonably anticipate in the foreseeable future with Cuba, Iran, Sudan and/or Syria.

2. Please tell us, to the best of your knowledge, whether any products, equipment, components, technology, and/or services you have provided into Sudan or Syria have direct or indirect military applications and, if so, how you have addressed the dual use concerns raised by your provision of such items and/or services into those countries.

3. We note your response to comment 2 of our November 13, 2008, letter. Please explain further why you believe your business contacts with Sudan and Syria are qualitatively immaterial, in view of the investor sentiment evidenced by divestment or similar initiatives adopted or proposed with respect to companies that do business with U.S.-designated sponsors of terrorism.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance